FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Announces the Acquisition of New Anti-Infective Technologies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Announces the Acquisition of New Anti-Infective Technologies

Vancouver, BC, CANADA, May 20, 2002 - Micrologix Biotech Inc. announces the acquisition of two preclinical anti-infective programs from IntraBiotics Pharmaceuticals, Inc. of Mountain View, California. The first is a lipopeptide technology intended for the systemic treatment of serious gram-positive infections. The second is aimed at generating new, systemic antifungal drugs. Both technologies comprise multiple compounds in the lead identification stage of development, and are intended to target serious multi-indication bacterial and fungal infections. As part of the acquisition of the IntraBiotics assets, Micrologix entered into a license and research agreement with BioSource Pharm, Inc., a New York-based research organization specializing in the discovery and development of novel antibiotics.

Micrologix recently announced various components of its Strategic Plan, identifying some action items for the new fiscal year, which began May 1, 2002. Consistent with the strategy, this acquisition is the start of an objective to diversify the technology base of the company and broaden the product pipeline.   "Last fall IntraBiotics decided to focus its resources on their lead product candidate in advanced development and to divest some of its preclinical programs" said Jim DeMesa, M.D., Micrologix President & CEO, "We identified a fit with our strategy and internal R&D resources and were, therefore, able to create a potential win-win situation for both companies."

The agreements with IntraBiotics and BioSource include a combination of up-front and near-term cash and equity components totaling US$800,000, cash and/or equity payable and valued at specified milestones totaling up to US$4.35 million for both programs and a royalty on product sales typical of early stage license agreements.   The goal of the lipopeptide program is to develop an intravenous antibiotic with broad gram-positive coverage for multiple indications. Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic gram-positive bacteria. As a class, these lipopeptide compounds act by interfering with the transport of precursors required to synthesize the cell membrane. Several potential leads have been identified to date by IntraBiotics, with basic in vivo efficacy and preliminary toxicity studies completed. Micrologix will continue lead identification and optimization under this program immediately. Key development factors will include: a novel mechanism of action; bactericidal activity; broad gram-positive coverage including MRSA and VRE; good therapeutic index; potential for once-a-day dosing, and a favorable toxicity profile.   The second program is directed at developing a polyene macrolide antifungal compound. Micrologix plans to target the development of potential leads that could overcome the dose-limiting toxicities of some other antifungals.

About BioSource Pharm, Inc.

BioSource Pharm, Inc. is a New York-based privately held research organization specializing in the discovery and development of novel antibiotics effective against life-threatening bacterial, fungal or protozoan infections. BioSource Pharm's research scientists have been primary contributors to the discovery and development of several new antibiotics which have become commercial products with medical or agricultural applications.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives. The company's immediate focus is toward anti-infective drug development, with two product candidates in clinical trials in the United States: MBI 226 for preventing central venous catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II).

"James DeMesa"  James DeMesa, MD President & CEO

Investor & Media Relations Contacts: Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Toll Free: 1-800-665-1968

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix successfully completing development of the lipopeptide antibiotic and polyene macrolide antifungal programs. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.